Exhibit 5

ACKNOWLEDGEMENT AND WAIVER

Reference is hereby made to that certain Agreement and Plan of Merger (the “Merger Agreement”) dated as of the date hereof, among Bed Bath & Beyond Inc., a company organized under the laws of New York (“Parent”), Blue Coral Acquisition Corp., a California corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub”), and Cost Plus, Inc., a California corporation (the “Company”). Capitalized terms used, but not defined, herein shall have the meanings assigned to them in the Merger Agreement.

For good and valuable consideration (including, without limitation, my continued employment by the Company (or its Subsidiaries)), I hereby acknowledge, agree and confirm that, from the date hereof until the Merger has been terminated under Section 8.01 of the Merger Agreement, I will not, without Parent’s prior written consent, exercise my Company Stock Options (in whole or in part) or sell or otherwise transfer any such Company Stock Options (or any portion thereof) during such period.

I also acknowledge that, as a holder of Company Stock Options, pursuant to and subject to the terms and conditions of Section 6.04(a) and the other provisions of the Merger Agreement, I will be entitled to receive, as soon as reasonably practicable following the Effective Time, a payment in cash to the extent provided for in the Merger Agreement.

ACKNOWLEDGED AND AGREED

/s/ Barry J. Feld
Optionholder:

ACCEPTED BY:

COST PLUS, INC.

By:	/s/ Barry J. Feld
Name: Barry J. Feld
Title: Chief Executive Officer

ACCEPTED BY:

BED BATH & BEYOND INC.

By:	/s/ Eugene Castagna
Name: Eugene Castagna
Title: Chief Financial Officer and Treasurer